

Mail Stop 3561

May 19, 2009

Mr. Robert S. Kean
Chief Executive Officer
VistaPrint Limited
22 Victoria Street
Hamilton, HM 12
Bermuda

Re: **VistaPrint Limited**
 Form 10-K and 10-K/A for fiscal year ended June 30, 2008
 Filed August 29, 2008 (10-K/A filed October 8, 2008)
 File No. 000-51539

Dear Mr. Kean:

 We have reviewed your responses to the comments in our letter dated March 3, 2009 and have the following additional comments.

 Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

General – Form 10-K

 1. We note your response to our comment 1 and reissue in part. Please amend your Form 10-K/A to file CEO and CFO certifications that include Paragraph 3 of Item 601(b)(31) of Regulation S-K. Please refer to SEC Release No. 33-8124.

 2. In addition, in light of your amendment to Form 10-K to correct a misstated number in your MD&A, please set forth in reasonable detail the basis for management's conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by your 10-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Chanda DeLong at (202) 551-3490. If you need further assistance, you may contact me at (202) 551-3314.

Regards,

Daniel Morris
Attorney-Advisor

cc: Mr. Tom Ward *via facsimile* (617-526-5000)